Exhibit 12.1

QUANTUM CORPORATION

EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS
OF EARNINGS TO FIXED CHARGES

(in thousands)	For the year ended March 31,

	2006	2005	2004	2003	2002

Income (loss) from continuing operations before income taxes	$(40,081)	$(12,135)	$(30,957)	$(137,173)	$(58,612)
Add fixed charges	15,789	16,907	23,709	30,486	29,009

Earnings (as defined)	$(24,292)	$4,772	$(7,248)	$(106,687)	$(29,603)

Fixed charges
Interest expense	$9,976	$11,212	$17,617	$24,419	$22,976
Amortization of debt issuance costs	(i)	(i)	(i)	(i)	(i)
Estimated interest component of rent expenses	5,813	5,695	6,092	6,067	6,033

Total fixed charges	$15,789	$16,907	$23,709	$30,486	$29,009

Ratio of earnings to fixed charges	Note (ii)	Note (ii)	Note (ii)	Note (ii)	Note (ii)

         (i)  In all years presented, the amortization of debt issuance costs is included in interest expense.

         (ii)  Earnings, as defined, were insufficient to cover fixed charges by $40.1 million, $12.1 million, $31.0 million, $137.2 million and $58.6 million for fiscal years 2006, 2005, 2004, 2003 and 2002, respectively.